UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (JUNE 11, 2002)

                                DIVERSINET CORP.

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                              (Name of Registrant)

        2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2

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                    (Address of principal executive offices)


1.   Confirmation  of  Shareholders  Mailing



Indicate by check mark whether the Registrant files or will file annual reports
under cover  of   Form 20-F or Form 40-F

Form 20-F     X         Form 40-F
          ----------              -----------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES        NO  XXX
    -----     -----

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                                 DIVERSINET CORP. - SEC FILE NO.0-23304
                                 --------------------------------------
                                            (REGISTRANT)



DATE: JUNE 11, 2002              BY:  /s/ DAVID HACKETT
                                    --------------------------------------
                                    DAVID HACKETT, CHIEF FINANCIAL OFFICER


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                                                                   COMPUTERSHARE

                                                               INVESTOR SERVICES

                                           Computershare Trust Company of Canada
                                                         100  University  Avenue
                                                                Toronto, Ontario
June 7, 2002                                                             M5J 2Y1
                                                          Telephone 416-981-9500
To:  British Columbia Securities Commission               Facsimile 416-981-9800
     Ontario Securities Commission                         www.computershare.com
     The Canadian Venture Exchange - CDNX
     The NASDAQ Stock Exchange                                            CANADA
     U.S. Securities Commission                                        Australia
                                                                 Channel Islands
                                                                       Hong Kong
                                                                         Ireland
                                                                     New Zealand
                                                                     Philippines
                                                                    South Africa
                                                                  United Kingdom
                                                                             USA

Dear Sirs:

Subject:     DIVERSINET CORP.
--------

We confirm that the following English material was sent by prepaid mail on June 7, 2002 to all shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41:

1.    Second Quarter Fiscal 2002 Results

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,



Signed
Michael Lee
Assistant Account Manager
Stock Transfer Services
(416) 263-9644
(416) 981-9800 Fax


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